EXHIBIT 99.1
                                                                  ------------

                                                          [GRAPHIC OMITTED]
                                                     [LOGO - ARC ENERGY TRUST]

-------------------------------------------------------------------------------
NEWS RELEASE

February 6, 2007

ARC ENERGY TRUST ANNOUNCES 2006 INCOME TAX INFORMATION

-------------------------------------------------------------------------------

Calgary, February 6, 2007 (AET.UN and ARX - TSX) ARC Energy Trust ("ARC" or "the Trust") announces its 2006 Income Tax Information to be as follows:

ARC  ENERGY  TRUST  (AET.UN)
2006 INCOME TAX INFORMATION
CANADA REVENUE AGENCY (CRA) ACCOUNT NUMBER T16-4073-86

THE FOLLOWING INFORMATION IS INTENDED TO ASSIST INDIVIDUAL CANADIAN UNITHOLDERS ("UNITHOLDERS") OF THE TRUST IN THE PREPARATION OF THEIR 2006 T1 INCOME TAX RETURN.

THE INFORMATION CONTAINED HEREIN IS BASED ON ARC ENERGY TRUST'S UNDERSTANDING OF THE INCOME TAX ACT (CANADA) AND THE REGULATIONS THEREUNDER. UNITHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

LEGAL STATUS OF THE TRUST:

The Trust is subject to Canadian income tax on a similar basis to that of an individual. The Trust has a December 31 year-end and each year the Trust performs an income tax calculation and allocates its taxable income to Unitholders.

TAXATION OF CASH DISTRIBUTIONS:

TRUST UNITS HELD WITHIN AN RRSP, RPP, RRIF, RESP OR DPSP
--------------------------------------------------------
No amounts are to be reported for income tax purposes in respect of cash distributions received by a Registered Retirement Savings Plan ("RRSP"), Registered Pension Plan ("RPP"), Registered Retirement Income Fund ("RRIF"), Registered Education Savings Plan ("RESP") or Deferred Profit Sharing Plan ("DPSP") or any other such registered plans (collectively referred to as "Deferred Plans").

TRUST UNITS HELD OUTSIDE OF A DEFERRED PLAN
-------------------------------------------
For cash distributions received by a Canadian resident individual outside of a Deferred Plan, 98% of the payments are taxable as income, with the remaining 2% being a tax deferred return of capital. The following table outlines the breakdown of cash distributions per unit paid or payable by the Trust with respect to record dates for the period December 31, 2005 to December 31, 2006 for Canadian Income Tax purposes.

At the Annual and Special Meeting of Unitholders held on Monday, May 15, 2006, the Unitholders approved amendments to the Trust Indenture including a modification to the distribution language to ensure that all income of the Trust as at December 31 in each year is payable to Unitholders. As a result of this amendment, beginning in 2006 the distributions declared payable to Unitholders on the December 31st record date will be included in the Unitholder's income in that calendar year. For 2006, the Unitholders will include distributions with respect to record dates for the period December 31, 2005 to December 31, 2006, i.e. 13 distributions.

News Release
February 6, 2007
Page 2
-------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
                                                                               TAX DEFERRED
                                                          TAXABLE AMOUNT      AMOUNT (BOX 42
                                                           (BOX 26 OTHER         RETURN OF          TOTAL CASH
        RECORD DATE                PAYMENT DATE               INCOME)            CAPITAL)          DISTRIBUTION
--------------------------------------------------------------------------------------------------------------------
     December 31, 2005           January 16, 2006             $0.1960             $0.0040              $0.20
--------------------------------------------------------------------------------------------------------------------
     January 31, 2006            February 15, 2006            $0.1960             $0.0040              $0.20
--------------------------------------------------------------------------------------------------------------------
     February 28, 2006            March 15, 2006              $0.1960             $0.0040              $0.20
--------------------------------------------------------------------------------------------------------------------
      March 31, 2006              April 17, 2006              $0.1960             $0.0040              $0.20
--------------------------------------------------------------------------------------------------------------------
      April 30, 2006               May 15, 2006               $0.1960             $0.0040              $0.20
--------------------------------------------------------------------------------------------------------------------
       May 31, 2006                June 15, 2006              $0.1960             $0.0040              $0.20
--------------------------------------------------------------------------------------------------------------------
       June 30, 2006               July 17, 2006              $0.1960             $0.0040              $0.20
--------------------------------------------------------------------------------------------------------------------
       July 31, 2006              August 15, 2006             $0.1960             $0.0040              $0.20
--------------------------------------------------------------------------------------------------------------------
      August 31, 2006           September 15, 2006            $0.1960             $0.0040              $0.20
--------------------------------------------------------------------------------------------------------------------
    September 30, 2006           October 16, 2006             $0.1960             $0.0040              $0.20
--------------------------------------------------------------------------------------------------------------------
     October 31, 2006            November 15, 2006            $0.1960             $0.0040              $0.20
--------------------------------------------------------------------------------------------------------------------
     November 30, 2006           December 15, 2006            $0.1960             $0.0040              $0.20
--------------------------------------------------------------------------------------------------------------------
     December 31, 2006           January 15, 2007             $0.1960             $0.0040              $0.20
--------------------------------------------------------------------------------------------------------------------
                                       TOTAL                  $2.5480             $0.0520              $2.60
====================================================================================================================

Unitholders who held their Trust Units outside of a Deferred Plan, through a broker or other intermediary and received cash distributions during the period, will receive "T3 Supplementary" slips directly from their broker or intermediary, not from the transfer agent or the Trust.

Registered Unitholders of Trust Units who received cash distributions during the period from the transfer agent, Computershare Trust Company of Canada, (and not from a broker or intermediary), will receive "T3 Supplementary" slips directly from Computershare Trust Company of Canada. While Computershare Trust Company of Canada will strive to issue these information slips as soon as possible, the deadline for mailing all T3 Supplementary Information slips as required by Canada Revenue Agency is March 31, 2007.

TAX UPON THE DISPOSITION OF ROYALTY TRUST UNITS:

The portion of the distributions deemed a return of capital will reduce the Unitholder's adjusted cost base ("ACB") of their units. The ACB of the units is required in the calculation of a capital gain or capital loss (assuming the units are capital property of the Unitholder) upon the disposition or deemed disposition of the Trust units. Unitholders should maintain a record of all distributions that are classified as partially or entirely as a return of capital while holding ARC Energy Trust units. For investors in the $10.00 per unit initial public offering in July 1996, the ACB of units still held as at December 31, 2006, is $3.27 per unit taking into account the return of capital of $6.68 in 1996 through to 2005 and $0.05 in 2006.


ARC ENERGY TRUST


John P. Dielwart,
President and Chief Executive Officer


   For further information about ARC Energy Trust, please visit our website
                      www.arcenergytrust.com or contact:

                Investor Relations, E-mail: ir@arcresources.com
           Telephone: (403) 503-8600                 Fax: (403) 509-6417
                            Toll Free 1-888-272-4900




-------------------------------------------------------------------------------
                               ARC Resources Ltd.
             Suite 2100, 440 - 2nd Avenue S.W.,Calgary, AB T2P 5E9